Murphy Canyon Acquisition Corp.

4995 Murphy Canyon Road, Suite 300

San Diego, CA 92123

July 11, 2023

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549

Attn: Tyler Howes and Laura Crotty

Re:	Murphy Canyon Acquisition Corp.

Registration Statement on Form S-4

Filed May 12, 2023

File No. 333-271903

Dear Mr. Howes and Ms. Crotty:

On behalf of Murphy Canyon Acquisition Corp. (the “Company”), this letter responds to comments provided by the staff of the Division of Corporation Finance (the “Staff”), of the U.S. Securities and Exchange Commission (the “Commission”) provided to the undersigned on May 31, 2023 regarding the Company’s draft Registration Statement on Form S-4 (the “Registration Statement”) filed with the Commission on May 12, 2023. Changes made in response to the Staff’s comments have been made in our amendment to the Registration Statement (the “Amended Registration Statement”), which is being filed with the Commission contemporaneously with the submission of this letter.

For convenience, the Staff’s comments have been restated below and the Company’s responses are set out immediately under the restated comments. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement.

Registration Statement on Form S-4 filed May 12, 2023

Cover Page

1.	Please revise your disclosure in each place where you discuss possible redemption scenarios, starting on the cover page, to clearly state that 11,037,272 shares of MURF Class A common stock have already been redeemed. In connection with such disclosure, please also provide what percentage of the MURF Class A common stock subject to possible redemption this amount represents.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures as requested.

Summary of the Material Terms of the Transaction, page 4

2.	We note your response to prior comment 10 and reissue in part. Please revise here, and each place where the differing interests of the directors and officers of MURF compared to those of MURF stockholders are discussed, to quantify any financial benefit that Mr. Heilbron may receive in connection with the business combination by virtue of his membership in the Sponsor entity.

Response: The Company acknowledges the Staff’s comment and respectfully submits a correction and clarification. Mr. Heilbron is not the managing member of the Sponsor, which was stated in error. Mr. Heilbron is the President of NetREIT Advisors LLC (“NetREIT Advisors”), which is the sole member and the Managing Member of Murphy Canyon Acquisition Sponsor, LLC.

The Sponsor is wholly-owned by NetREIT Advisors, which is wholly-owned by Presidio Property Trust, Inc. (“Presidio Property Trust”) (NASDAQ: SQFT). Mr. Heilbron is the President, Chief Executive Officer and Chairman of Presidio Property Trust, of which he owns 2.6% (as of March 31, 2023). Mr. Heilbron is also the President of NetREIT Advisors, which is the managing member of the Sponsor. In his capacity as the President of NetREIT Advisors, Mr. Heilbron is the duly authorized signatory of the managing member.

In connection with this correction, as discussed above, the Company has revised the disclosures on pages 6, 14, 22 and 78 in the Amended Registration Statement to describe Mr. Heilbron’s relationship with the Sponsor and the compensation he may receive as a result of the Business Combination, namely the terms of his consulting agreement with New Conduit and a cash bonus to be payable by Presidio Property Trust six months and one day following the closing of the Business Combination.

Questions and Answers about the Business Combination and Proposals

Q. How is the payment of the deferred underwriting commissions..., page 8

3.	We note the new Q&A provided on page 8 reflecting the deferred underwriting commission to be paid upon consummation of the business combination as a percentage of cash left in the trust account following redemptions. We also note that you have stated that the percentage is “not applicable” assuming 100% redemptions. Please revise this disclosure to include a percentage exceeding 100% if the amount to be paid in commissions will exceed the cash left in the trust account. Please also include disclosure to then explain how the deferred underwriting commission will be paid in this case.

Response: The Company acknowledges the Staff’s comment and respectfully advises that the Company anticipates paying the deferred underwriting commission with funds from the $27 million Private Placement that will be funded immediately prior to the consummation of the Business Combination.

If, however, MURF turned to the trust account for funds to pay the deferred underwriting commission: after paying any redemptions to MURF’s public stockholders, funds that remain in the trust account will be applied towards tax obligations and dissolution expenses, and if funds still remain, also transaction expenses, such as the deferred underwriting commission. In the event of 100% redemptions by the Company’s public stockholders, and after tax obligations and dissolution expenses, the trust account would not have funds. As there would be no funds, the Company believes that presenting additional disclosure in the event of 100% redemptions pursuant to a footnote clarifies how the deferred underwriting commission will be paid in this instance.

In this respect, the Company has incorporated a footnote explaining that if there are 100% redemptions, after tax obligations and dissolution expenses, the trust account will not have enough funds to pay the deferred underwriting commission and, in such case, funds from the $27 million provided by the Private Placement Investor immediately before the closing of the Business Combination will be used for the deferred underwriting commission.

Q. Do I have redemption rights?, page 9

4.	We note that Conduit is not required to consummate the Transactions if there is not at least $27 million of cash available to be released from the trust account after giving effect to payment of amounts that MURF will be required to pay to redeeming stockholders upon consummation of the business combination. Please revise your disclosure in this Q&A and elsewhere to discuss how the redemption payment of $114.1 million already made from the trust account for the pre-combination redemption of 11,037,272 shares of MURF Class A common stock has impacted the balance in the trust account and the balance that will remain in the account at each of the redemption scenarios discussed elsewhere.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure in the Q&A on page 12 and on pages 13, 21 and 130 as requested.

Opinion of ValueScope, Inc., page 53

5.	We note your response to our prior comments related to the ValueScope opinion, and the related revisions made in the filing. Please respond to the following comments and revise the related disclosures, where appropriate.

1.	For your Indirect Investment Regarding the Covid Asset as disclosed on F-16, please explain to us why the residual revenue share for Conduit, after the 30% under the agreement, and further reduced by the 5% under the Cizzle agreement, and 8% under the Vela agreement was not considered in the valuation. Please revise page 62 to clarify the royalty rates used to determine Conduit’s implied enterprise value do not consider these limitations, as stated in your response to comment number 24.
2.	You disclose on page 141 that Conduit does not intend to continue to fund or otherwise development AZD1656 for Covid. Please revise to provide prominent disclosures of this fact in your valuation disclosures, and anywhere the Covid asset is discussed, considering the Covid asset is your highest valued project. Please also consider disclosing the related impact, if any, under the Cizzle and Vela agreements and any other agreement which is affected by ceasing development of the Covid asset.
3.	You disclose on page 56 that eight of the indications may be addressed by future product candidates (glioma, psoriasis, Crohn’s disease, lupus, sarcoidosis, diabetic wound healing, idiopathic pulmonary fibrosis and nonalcoholic steatohepatitis). Please prominently disclose in the filing (e.g. the table on page 54 and elsewhere) the eight indications which may be addressed by future product candidates that were used in the total valuation.

Response: The Company respectfully advises the Staff that the initial fairness opinion issued by ValueScope on November 4, 2022, has been superseded by an updated fairness opinion issued as of June 26, 2023, which was obtained in connection with addressing developments in Conduit’s asset portfolio.

1.	The Company acknowledges the Staff’s comment and respectfully advises that ValueScope was not provided with these agreements and, therefore, did not consider them in its analysis. It is ValueScope’s understanding, based on discussions with management of the Company and Conduit on other agreements, that these agreements were not representative of future expectations. ValueScope conducted independent analysis on what industry royalty rates are in the biotech industry.
2.	The Company acknowledges the Staff’s comment and respectfully advises that the fairness opinion issued as of June 26, 2023 by ValueScope addresses these disclosures and developments in Conduit’s asset portfolio.
3.	The Company acknowledges the Staff’s comment and respectfully advises that the updated fairness opinion issued as of June 26, 2023, does not discuss future product candidates.

Comparable Public Companies Selected for Beta Analysis, page 57

6.	We note your response to prior comment 25 and reissue in part. Please revise to discuss how ValueScope considered the differing stages of operations between Conduit and the companies identified here in concluding that these were “comparable” public companies. In this regard, we note that your revised disclosure states these companies have similar “risk profiles” to Conduit, but disclosure directly above this states that Conduit faces “additional risks” when compared to these companies. Please further clarify why these companies were selected as “comparable” to Conduit and how any differences in the current scale of operations were considered by ValueScope in their analysis. Please also discuss, where appropriate, how the board considered these factors when reviewing the fairness opinion provided by ValueScope and in approving the business combination.

Response: The Company acknowledges the Staff’s comment and respectfully advises that these guideline companies were selected as they include global, U.S., and biotech pharmaceutical companies that operate in a similar industry as Conduit. Although most are significantly larger in size and product offerings, they have similar development, regulatory, customer, and supply risks to Conduit. The “additional” risk for Conduit is primarily referencing the size, which is why ValueScope includes a size premium of 1.22% to our cost of equity. The disclosure has been revised on page 63 of the Registration Statement to discuss how the MURF board considered these factors when reviewing the fairness opinion and in approving the business combination.

Certain Unaudited Conduit Prospective Financial Information, page 62

7.	We note your response to prior comment 28, but do not note revised disclosure responsive to this comment. Please further revise your disclosure to:

●	Clearly state when these projections were prepared and management’s reasons for producing the projections. To the extent that a material amount of time has passed since the projections were prepared, disclose whether these projections still reflect management’s views on future performance.
●	Disclose all material assumptions used to develop the projections, including assumed timing of regulatory approvals for Conduits’ product candidates, the length of time from approval to commercial availability, assumptions about market acceptance / penetration rates, market growth rates and the impact of competition.
●	Explain why Conduit prepared projections for 11 years and discuss any associated risks related to projections covering operating results over this time period.

Response: The Company acknowledges the Staff’s comment and has revised the Amended Registration Statement to remove this disclosure.

Background of the Business Combination, page 66

8.	Please further revise this section to state, if true, that the lead individual at A.G.P responsible for advising Murphy Canyon was different from the lead individual at A.G.P responsible for advising Conduit on this transaction.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on pages 53 and 73.

Approval of the Transactions by Conduit’s Board of Directors

Interests of the Sponsor and MURF’s Directors and Officers in the Business Combination, page 72

9.	We note your response to prior comment 34 and the following statement added to page 73: “The MURF Board determined that Mr. Heilbron’s control of the Sponsor and the financial benefits he would individually gain as a result of the Merger does not entitle him to benefits different from those that would be enjoyed by the Sponsor, except as disclosed above.” Please revise this statement to explain how Mr. Heilbron’s conflicts of interest listed on page 72 were considered by the Board when determining how to vote in relation to the merger agreement. As drafted it is unclear how the Board considered the listed information.

Response: The Company acknowledges the Staff’s comment and respectfully submits a correction and clarification. Mr. Heilbron is not the managing member of the Sponsor, which was stated in error. The Sponsor is wholly-owned by NetREIT Advisors LLC (“NetREIT Advisors”), which is wholly-owned by Presidio Property Trust, Inc. (“Presidio Property Trust”) (NASDAQ: SQFT). Mr. Heilbron is the President, Chief Executive Officer and Chairman of Presidio Property Trust, of which he owns 2.6% (as of March 31, 2023). Mr. Heilbron is also the President of NetREIT Advisors, which is the managing member of the Sponsor. In his capacity as the President of NetREIT Advisors, Mr. Heilbron is the duly authorized signatory of the managing member.

In connection with this correction, as discussed above, the Company has revised the disclosures in the Amended Registration Statement to describe Mr. Heilbron’s relationship with the Sponsor and the compensation he may receive as a result of the Business Combination, namely the terms of his consulting agreement with New Conduit and a cash bonus to be payable by Presidio six months and one day following the closing of the Business Combination.

10.	We note your response to prior comment 35 and reissue. Please disclose how the board considered the waived corporate opportunities doctrine in determining to approve and recommend the merger agreement.

Response: The Company acknowledges the Staff’s comment and has revised the disclosure on page 80 of the Amended Registration Statement to address this comment.

Unaudited Pro Forma Condensed Combined Financial Information, page 87

11.	We note your response to prior comment 39; however, we could not locate any revised disclosure responsive to this comment. Please revise your disclosure in the tables on pages 89 and 90 to include the Private Placement Investor’s shares or advise.

Response: In response to the Staff’s comment, we have revised the disclosure on page 98 of the Amended Registration Statement.

Management of New Conduit following the Business Combination, page 105

12.	For the background disclosure of Ms. McNealey, please include the years of her occupations listed on page 106. In addition, for Mses. McNealey and Farley, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that each individual should serve as a director. Refer to Item 401 of Regulation S-K for guidance.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 117.

Business of Conduit Pharmaceuticals Limited, page 134

13.	Please revise your disclosure to clearly disclose the current development status of each of the five indications subject to project funding agreements listed on page 135 and clarify what regulatory steps must still be completed before commercialization of these candidates may be achieved. Please also disclose any development activities conducted by Conduit specifically in relation to the listed candidates since inception. In this regard we note the company’s research and development expenses for the years ended December 31, 2021 and 2022. To the extent no developmental activities have been conducted by Conduit to date, please include an affirmative statement to that effect. In addition, please clarify what activities Conduit is expected to undertake in relation to the five project funding agreements, as the disclosure that “St George Street granted Conduit the exclusive first right to provide to St George Street, or procure the provision of, all funding for the performance of a drug discovery and/or development project” implies that Conduit only finances the projects, rather than conducting its own development activities and clinical trials.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 150.

14.	Please revise your disclosure to state where AstraZeneca conducted the pre-clinical and clinical trials to be relied on by Conduit, as discussed throughout this section. To the extent the trials were conducted outside of the United States, please clarify that the FDA may not accept such data and that additional trials may be required, resulting in additional costs and time.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 150 to 154.

15.	We note your response to prior comment 45 and reissue. Please revise your disclosure to clarify the scope, size and design of the trial; the primary and secondary endpoints, as applicable; whether the studies or trials were powered to show statistical significance; and whether any adverse side effects were observed when discussing the Phase I trials conducted by AstraZeneca for your product candidates. In the event AstraZeneca has not provided such information to Conduit, please clarify and explain how this lack of information will impact the company’s development activities.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 150 to 154.

16.	We note your response to our prior comment 47 and we reissue the comment in relation to the following:

●	your statement on page 134 regarding Conduit’s mission to “accelerate” the development of new treatments for patients;
●	your statement on page 135 regarding the reduction of development timelines; and
●	your statement on page 140 that Conduit believes that both HT and Graves’ disease may be investigated separately with “relatively short clinical trials of approximately 3-4 months in duration.”

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 145 to 147 and 150 to 151.

Our Strategy, page 135

17.	We note your statement that you intend to out-license your candidates as a commercialization strategy “following successful clinical trials.” Please revise this and similar statements throughout the Business section to remove the implication that your clinical trials will necessarily be successful, as such statements are premature and regulatory approvals are not entirety within the company’s control.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures throughout the section discussing Conduit’s business.

Strategic Alliances and Arrangements, page 135

18.	Please revise your disclosure of the Global Funding Agreement with St George Street to provide a more fulsome discussion of the material terms, including the aggregate amount of fees paid or received to date, the percentage of revenue sharing Conduit will receive, and the term and termination provisions.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 146.

Market Overview

Global Pharmaceutical Industry, page 137

19.	Please revise page 138 to include footnote 2, as referenced at the end of the sentence preceding the graphics.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 149.

AZ1656 in Autoimmune Diseases, page 139

20.	Please remove the following statements from pages 140-143, as each appears premature and unsupported by clinical data at this stage of development:

●	“...management believes that AZD1656 may provide a treatment option for HT and/or Graves’ disease with fewer negative side effects when compared to the currently available treatment options.
●	“We believe that AZD1656 has the potential to treat uveitis without the serious side effects of the current treatment using steroids.”
●	“We believe that AZD1656 has the potential to decrease rejection in kidney transplant patients as we believe AZD1656 facilitates the immune system in tolerating or accepting the transplanted kidney.”
●	“We believe that AZD1656 may be able to help maintain a pregnancy for longer, which would reduce the number of babies that are born prematurely and thereby reduce the costs and expenses associated with preterm labor for both the mother and child.”
●	“We believe that there is clinical and biological evidence that suggests AZD1656 may be effective treating other autoimmune diseases, include systemic lupus erythematosus, rheumatoid arthritis, multiple sclerosis, motor neuron disease and amyotrophic lateral sclerosis.”

Alternatively, please provide data to support each belief.

Response: The Company acknowledges the Staff’s comment and has removed the foregoing disclosures.

Our Initial Pipeline: AZD1656 and AZD5904, page 139

21.	We note the pipeline table on page 139. Please revise to address the following:

●	Remove the first row relating to the AZD1656, as you disclose on page 141 that Conduit does not intend to continue to fund or otherwise further develop AZD1656 for Covid-19;
●	Provide footnotes to indicate the importance of the colors of the bars in the table;
●	Revise the table to show the current stage of development of each indication, rather than a future stage of development. In this regard we note your disclosure prior to the table which states that “the table below sets forth the anticipated stage for the further development” of the clinical assets.
●	Explain your disclosure prior to the table which states that the table does not reflect the pre-clinical or clinical trials that have been conducted by third-parties to date. Based on the disclosure throughout the document, it appears Conduit is relying on pre-clinical and clinical trials conducted by AstraZeneca for each of the listed indications.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on page 150.

22.	We note your response to prior comment 49. Please revise your disclosure related to the potential market values for each indication discussed in this section to identify the names of the sources management relied upon in reaching these conclusions, as you have done in your response.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 148 to 149 and 151 to 153.

Management’s Discussion and Analysis of Financial Condition and Results of Operations of Conduit Pharmaceuticals Limited

Results of Operations

Research and development expenses, page 161

23.	Please revise your discussion here for your research and development expenses to clarify you do not expect research and development expense for clinical research into COVID-19 in future results of operations. In addition, please revise the disclosures on pages 143 and 161 for consistency to clarify the reason for fluctuations in research and development expense.

Response: The Company acknowledges the Staff’s comment and has revised the disclosures on pages 150, 152 and 154.

12. Subsequent Events

Convertible Loan Note Instruments, page F-20

24.	Disclose the significant terms, including the conversion rate, for the convertible notes issued subsequent to December 31, 2022.

Response: In response to the Staff’s comment, we have revised the disclosure on page F-35 of the Amended Registration Statement.

Should you have any questions regarding the foregoing, please do not hesitate to contact our counsel, Avital Perlman of Sichenzia Ross Ference LLP, at (212) 930-9700.

Sincerely,

Jack K. Heilbron
Chief Executive Officer

cc:	Avital Perlman, Esq.